                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.7)

                            ORTEC INTERNATIONAL, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                    68749B108
                                 (CUSIP Number)

                             Gabriel Kaszovitz, Esq.
               Feder, Kaszovitz, Isaacson, Weber, Skala & Bass LLP
                              750 Lexington Avenue
                            New York, New York 10022
                                 (212) 888-8200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 23, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 8 Pages
                               Exhibit Index: None

                                                               PAGE 2 OF 8 PAGES



                                  SCHEDULE 13D
CUSIP NO. 68749B108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  JOSEPH STECHLER & COMPANY, INC.

2        Check the Appropriate Box if a Member of a Group*
                                                     a.       / /

                                                     b.       /X/
3        SEC Use Only

4        Source of Funds*

                  00

5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                   / /

6        Citizenship or Place of Organization

                  New Jersey

                           7        Sole Voting Power
 Number of                                  1,523,930
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
  Each
Reporting                  9        Sole Dispositive Power
 Person                                     1,523,930
  With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,523,930

12       Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              /X/

13       Percent of Class Represented by Amount in Row (11)

                                            25.76%
14       Type of Reporting Person*
                                            CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               PAGE 3 OF 8 PAGES



                                  SCHEDULE 13D
CUSIP NO. 68749B108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  JOSEPH STECHLER (in the capacity described herein)

2        Check the Appropriate Box if a Member of a Group*
                                                     a.       / /

                                                     b.       /X/
3        SEC Use Only

4        Source of Funds*

                  00

5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                   / /

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  1,740,566
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
  Each
Reporting                  9        Sole Dispositive Power
 Person                                     1,740,566
  With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,740,566

12       Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              / /

13       Percent of Class Represented by Amount in Row (11)

                                            28.38%
14       Type of Reporting Person*
                                            IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               PAGE 4 OF 8 PAGES


                   This Amendment No. 7 to Schedule 13D relates to shares of common stock, $0.001 par value per share (the "Shares"), of Ortec International, Inc. (the "Issuer"). This Amendment No. 7 supplementally amends the initial statement on Schedule 13D dated September 29, 1997 and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons. This Amendment No. 7 is being filed to report that as a result of recent acquisition of Shares of the Issuer, the number of Shares of which the Reporting Persons may be deemed the beneficial owners has increased by more than one percent of the total outstanding Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows:

ITEM 2.  IDENTITY AND BACKGROUND.

                   This Statement is being filed by Joseph Stechler & Company, Inc. ("JSC") and by Mr. Joseph Stechler ("Mr. Stechler"). 70,500 Shares of the recently acquired Shares of the Issuer reported in this amendment were acquired and held for the account of Quasar Partners, an institutional client of JSC. All such securities were acquired at the direction of JSC.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                   JSC invested approximately $927,737 of the funds of Quasar Partners to purchase the Shares reported herein as being acquired since December 31, 1997 (the date as of which the last amendment which is part of the Initial Statement was filed) for the account of Quasar Partners.


                   The Shares held for the account of Quasar Partners and the shares and warrants of JSC may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules, and such firms' credit policies. Such Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

ITEM 4.  PURPOSE OF TRANSACTION.

                   The Reporting Persons have been advised by SFM LLC that all of the Shares reported herein as having been acquired for or disposed of from the account of Quasar Partners were acquired or disposed of for investment purposes. None among the Reporting Persons nor, to the best of their knowledge, SFM LLC nor Quasar Partners, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

                   JSC and Mr. Stechler reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

                                                               PAGE 5 OF 8 PAGES


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) JSC may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3) of 1,523,930 Shares (25.76% of the total number of Shares outstanding assuming the exercise of all warrants held by JSC), which consists of (i) 560,630 Shares, (ii) the 813,300 Shares held for the account of Quasar Partners pursuant to the JSC Contract and (iii) 150,000 Shares which JSC has the right to acquire upon exercise of warrants owned by it. Including such Shares which may be deemed to be beneficially owned by JSC and which JSC has the right to acquire, Mr. Stechler may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3) of 1,740,566 Shares (28.38% of the total number of Shares outstanding assuming the exercise of all warrants and options owned by Mr. Stechler and JSC), which consists of (iv) 560,630 Shares owned by JSC, (v) 813,300 Shares held for the account of Quasar Partners, (vi) 216,636 Shares which Mr. Stechler has the right to acquire upon the exercise of warrants and options owned by him and (vii) 150,000 Shares which JSC has the right to acquire upon the exercise of warrants owned by it.


                  (b) The Shares listed below include the 813,300 Shares held by JSC for the account of Quasar Partners pursuant to the JSC contract:

                                                                                 Mr. Stechler
                                                                              (including Shares
                                                                 JSC          reported for JSC)
                                                                 ---          -----------------
                           Sole power to vote
                             or direct the vote:              1,523,930          1,740,566

                           Sole power to dispose
                             or direct the disposition:       1,523,930          1,740,566

                  (c) See Annex A-1 for all transactions through January 23, 1998. All transactions there listed were routine brokerage transactions effected in the over-the-counter market by JSC.

                  (d) The Reporting Persons have been advised that the partners of Quasar Partners, including Quasar International Fund N.V., a Netherlands Antilles corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the 813,300 Shares held by JSC for the account of Quasar Partners, in accordance with their partnership interests in Quasar Partners. The Reporting Persons have the right to receive or direct the receipt of dividends from, or

                                                               PAGE 6 OF 8 PAGES


                           proceeds from the sale of, all Shares deemed beneficially owned by them except the 813,300 Shares held by JSC for the account of Quasar Partners.

                  (e)      Not applicable.
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                                                               PAGE 7 OF 8 PAGES


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: January 26, 1998

                                      /s/ JOSEPH STECHLER
                                      ---------------------------------------
                                      JOSEPH STECHLER



                                      JOSEPH STECHLER & COMPANY, INC.



                                      By /s/ Joseph Stechler
                                      ---------------------------------------
                                          Joseph Stechler, President

                                                               PAGE 8 OF 8 PAGES

                                    ANNEX A-1

                     RECENT PURCHASES OF THE COMMON STOCK OF
                          ORTEC INTERNATIONAL, INC. FOR
                         THE ACCOUNT OF QUASAR PARTNERS.
                        ALL TRANSACTIONS EFFECTED BY JSC

         DATE OF                     NUMBER OF                         PRICE
      TRANSACTION                     SHARES                         PER SHARE

         01/06/98                        3,000                         13.37
         01/07/98                        4,000                         13.56
         01/08/98                        3,000                         13.75
         01/09/98                        2,000                         13.50
         01/09/98                        3,000                         13.56
         01/12/98                        2,000                         13.56
         01/12/98                        3,000                         13.50
         01/13/98                       10,000                         13.43
         01/14/98                        3,000                         13.81
         01/14/98                        5,000                         13.65
         01/15/98                        1,000                         13.81
         01/16/98                        5,000                         12.31
         01/16/98                        5,500                         13.06
         01/20/98                        1,000                         12.31
         01/21/98                        2,000                         12.31
         01/22/98                        3,000                         12.42
         01/23/98                        3,000                         12.39
         01/23/98                        2,000                         12.56
         01/23/98                       10,000                         12.91